Exhibit 99.1

Memorandum on Subsequent Performance of

AirMedia Group Co., Ltd.

Equity Transfer Agreement and Supplementary Agreement

This Memorandum is entered into in Beijing, PRC on this 28th day of March, 2018 by and among:

1.	AirMedia Group Inc. (hereinafter referred to as "AirMedia"), a company duly incorporated and existing under the law of Cayman Islands and listed on NASDAQ (NASDAQ: AMCN).

2.	AirMediaTechnology (Beijing) Co., Ltd (hereinafter referred to as "AM Technology"), a Limited Liability Company duly incorporated and existing under the law of the People's Republic of China with the Unified Social Credit Code of ***, having its registered office at Room 3088, Building 1#, No. 2 Hengfu Middle Street, Science City, Fengtai District, Beijing, PRC, and its legal representative is Herman Man Guo.

3.	Beijing AirMedia Shengshi Advertising Co., Ltd. (hereinafter referred to as "AirMedia Shengshi"), a Limited Liability Company duly incorporated and existing under the law of the People's Republic of China with the Unified Social Credit Code of ***, having its registered office at Room 1-0363, 1/F, Building 22#, Xuanwumen East Street, Xuanwu District, Beijing, PRC, and its legal representative is Herman Man Guo.

4.	Herman Man Guo, a Chinese citizen with the ID Card Number of ***, resides at ***, Chaoyang District, 100621, Beijing, PRC.

5.	Xu Qing, a Chinese citizen with the ID Card Number of ***, resides at ***, Chaoyang District, Beijing.

6.	Beijing Longde Wenchuang Investment Fund Management Co., Ltd (hereinafter referred to as "Longde Wenchuang"), a Limited Liability Company duly incorporated and existing under the law of the People's Republic of China with the Unified Social Credit Code of ***, having its registered office at No.11116, Building 37#, 11 Hepingli East Street, Dongcheng District, Beijing, and its legal representative is Xing Hongwang.

7.	Beijing Cultural Center Construction and Development Fund (Limited Partnership) (hereinafter referred to as "Cultural Center Fund"), a Limited Partnership duly incorporated and existing under the law of the People's Republic of China with the Unified Social Credit Code of ***, having its registered office at: Room 801-19, Building 52#, No.2 Jingyuan North Street, Beijing Economic-Technological Development Area, Beijing, PRC, and its managing partner is Beijing Cultural Center Construction and Development Fund Co., Ltd.

8.	AirMedia Group Co., Ltd. (hereinafter referred to as "AM Advertising"), a Limited Partnership duly incorporated and existing under the law of the People's Republic of China with the Unified Social Credit Code of ***, having its registered office at Room 1901 of Yanxiang Hotel, No.A2 Jiangtai Road, Chaoyang District, Beijing, and its legal representative is Ji Lianqiang.

Whereas:

1. On June 16, 2015, AirMedia, AM Technology, AirMedia Shengshi, Herman Man Guo and Longde Wenchuang entered into the AirMedia Group Co., Ltd. Equity Transfer Agreement (hereinafter referred to as "Original Equity Transfer Agreement")where AirMedia Group Co., Ltd. transferred 75% of its shares to LD Fund.

2. On December 7, 2015, AirMedia, AM Technology, AirMedia Shengshi, Herman Man Guo and Longde Wenchuang entered into a Supplementary Agreement to the AirMedia Group Co., Ltd. Equity Transfer Agreement (hereinafter referred to as the "Supplementary Agreement") with Cultural Center Fund through consensus, where LD Fund agrees to transfer to Cultural Center Fund 46.43% of such 75% shares as assumed.

3. AM Advertising has entrusted Baker Tilly International Certified Public Accountants Co., Ltd. to issue an nine-month audit report (T.Z.Y.Z.[2015] No. 14675) on AM Advertising’s acquisition of target business as from January to September 2015.

4. AM Advertising has entrusted Zhongxingcai Guanghua Certified Public Accountants LLP to issue an audit report (Z.X.C.G.H.S.K.Z.(2016) No.213052) on AM Advertising for 2015 and the period from January to June 2016.

The Parties hereby enter into this Memorandum through friendly negotiation in accordance with the Original Equity Transfer Agreement and Supplementary Agreement:

Article 1

According to the nine-month audit report (T.Z.Y.Z.[2015] No. 14675) on AM Advertising’s acquisition of target business as from January to September 2015 as issued by Baker Tilly International Certified Public Accountants Co., Ltd. on November 10, 2015, the nine-month net profit from January to September 2015 was RMB 152 million yuan, and AirMedia Shengshi, Herman Man Guo and Xu Qing considered that performance of 2015 valuation adjustment to net profits has met relevant standards. In accordance with the audit report (Z.X.C.G.H.S.K.Z.(2016) No.213052) on AM Advertising for 2015 and the period from January to June 2016 as issued by Zhongxingcai Guanghua Certified Public Accountants LLP, Cultural Center Fund and Longde Wenchuang are of opinion that the target business records a loss of totally RMB 100 million yuan for the year. After consultation among the Parties for reaching consensus, AirMedia Shengshi and Herman Man Guo agree to make a payment of totally RMB304,553,900 yuan to AM Advertising and the replacement arrangement prior to May30, 2018 as compensation to AM Advertising’s performance in 2015, subject to the Parties’ compliance to and performance of the arrangements in this Memorandum, including hedging of following amounts:

(1) In accordance with the provisions of Original Equity Transfer Agreement and based on the nine-month audit report (T.Z.Y.Z.[2015] No. 14675) on AirMedia’s acquisition of target business as from January to September 2015 as issued by Baker Tilly International Certified Public Accountants Co., Ltd., all the interim profit and loss attributable to AirMedia Shengshi, Herman Man Guo and Xu Qing under Original Equity Transfer Agreement is totaled RMB 152 million yuan.

(2) AM Advertising shall repay AirMedia Shengshi the loan principal of RMB 88 million yuan and corresponding interest of RMB 7.84 million yuan(at the interest rate of 4.5675%, and the closing date for interest calculation is December 31, 2017).

(3) The balance of RMB56,713,900 yuan shall be paid in cash by AirMedia Shengshi, Herman Man Guo and Xu Qing jointly and severally upon the receipt of the first installment of the equity transfer price after the sale of the 20.32% equity interests in AM Advertising by AirMedia Shengshi, Mr. Guo and Mr. Xu and in no event later than May 30, 2018.

The parties agreed that, if as of May30, 2018 the aforementioned RMB304,553,900 is still not paid to AM Advertising in accordance with the stipulations of this Memorandum, Cultural Center Fund and Longde Wenchuang shall have the right to terminate this Memorandum, and such termination will not be deemed as breach of this Memorandum by Cultural Center Fund or Longde Wenchuang. After the termination of this Memorandum, the rights and obligations of the parties are still subject to the terms of the Original Equity Transfer Agreement and the Supplementary Agreement.

The Parties agree that completing the transfer of such funds represents a consensus regarding the performance undertakings of AM Advertising in 2015, the bonus for the first three quarters and the repayment of the loan as between AM Advertising and AirMedia Shengshi have been reached and fulfilled, the Parties therefore may not make any claim against the other parties. Provided that AirMedia Shengshi, Herman Man Guo and Xu Qing shall have rights and interests in the disposal of following assets, which AM Advertising shall fully cooperate by providing relevant materials:

a. The real estate held by AM Advertising is written down in value of RMB 48.72 million yuan in the audit report (Z.X.C.G.H.S.K.Z.(2016) No.213052) (hereinafter referred to as "Audit Report"). Prior to the completion of the registration of change with industrial and commercial administration for the equity transfer, AirMedia Shengshi, Herman Man Guo and Xu Qing shall have the right of purchasing such estate at the appraisal value as of the date of the Audit Report.

b. According to the Audit Report, AM Advertising suffered a loss resulting from its business operation but did pay income tax of RMB 51.41 million yuan, which AirMedia Shengshi, Herman Man Guo and Xu Qing shall make their best efforts to make it an advance payment of AirMedia capable of deducting the future income tax amount of AM Advertising. If relevant tax authority recognize such income tax of RMB 51.41 million as an advance payment, AM Advertising shall, after its final settlement for Year 2017, pay such amount of income tax as actually deducted to AirMedia Shengshi in cash.

Article 2 Issues Regarding Trademark and Tradename

Under the Original Equity Transfer Agreement and Supplementary Agreement, AM Technology shall transfer to AM Advertising free of charge the registered trademarks and copyrights, or grant AM Advertising the exclusive and long-term right of using the same. AirMedia Shengshi and Herman Man Guo is obligated to urge AM Technology to complete such transfer and grant (see Annex 1 for the detailed list).

The Parties hereby acknowledge and agree that such transfer of registered trademark and copyright of computer software shall be free from any pledge, license and other encumbrance, clear of any known or potential major legal issues, right in defect, ownership dispute or ownership ambiguity, etc.

With respect to the trademarks and copyright of computer software set forth in Annex 1 as well as the trademarks with registration number of 6535800, 6535799, 5161459, 5161461 and 5161460, relevant transfer agreements shall be entered into and executed within fifteen(15) days upon signature of this Memorandum and the formalities of transfer shall then be started.

Aricle	3 Non-competition and trade name

3.1	AirMedia Shengshi and its actual controller, Herman Man Guo, agree to withdraw from the airport media business (excluding those involving on-board television and WIFI service only). The Parties will jointly hold a press conference by March 31, 2018and the release of relevant information and contents requires prior consent of the Cultural Center Fund.

3.2	Subject to the agreements as made in the following two paragraphs, AirMedia, AM Technology and its actual controller, Herman Man Guo shall procure that all companies set forth in Annex 2 complete their exit from the airport media business within 20 days as from the execution of this Memorandum, file for and complete the deregistration of the Company or registration of change in company name and related logos with the industrial and commercial authorities. The new and changed company name and logos and any promotional materials shall not carry any word concerning “AirMedia” or any text or pattern contained in the trademarks as listed in Annex I.

3.2.1	The application for change of the company names and related logos of AirMedia Group Inc., Airmedia Online Network Technology Group Co., Ltd. and Unicom Airmedia Network Co., Ltd. can be completed within six months after the signing of this Memorandum. Company names, logos, and any promotional materials must not carry any words or designs involving "AirMedia" or the trademarks listed in Annex I. For avoidance of doubt, AirMedia Group Inc., AirMedia Online Technology Group Co., Ltd. and Unicom AirMedia Network Co., Ltd. shall complete their withdrawal from the airport media business (excluding those involving on-board television and WIFI service only) within 20 days as from the execution of this Memorandum.

3.2.2	Beijing Airmedia Jinsheng Advertising Co., Ltd. and Beijing Airmedia Jiacheng Media Advertising Co. Ltd. may, with grace, completely withdraw from the airport media business within thirty(30) business days as from the execution of this Memorandum. For the avoidance of doubt, Beijing Airmedia Jinsheng Advertising Co., Ltd. and Beijing Airmedia Jiacheng Media Advertising Co. Ltd. shall file for and complete the deregistration of the Company or registration of change in company names with the industrial and commercial authorities within twenty(20) days as from the execution of this Memorandum.

3.3	AirMedia, AM Technology, AirMedia Shengshi, Herman Man Guo, and Xu Qing shall ensure that the name of any entity subsequently established or participating includes, but is not limited to, companies, branches, subsidiaries, partnerships or groups, etc. does not contain any words or designs involving "航美" or "AirMedia" or the trademarks listed in Annex I.

Article 4

AirMedia, AM Technology and AirMedia Shengshi, Herman Man Guo and Xu Qing shall, pursuant to the provisions of Original Equity Transfer Agreement and Supplementary Agreement, issue a letter of confirmation with seals affixed thereupon for rescission of VIE agreement and the relevant legal opinions, and shall execute relevant statements and undertakings.

Article 5

The Parties hereby agree, within fifteen(15) days as from the execution of this Memorandum, the on-boarding film and television media resources of China Eastern Airlines shall be transferred to the entity specified by AirMedia Shengshi.

Article 6

In the event that AirMedia Shengshi, Herman Man Guo and Xu Qing transfer their shares in AM Advertising, the transferee(s) of such equity shall obtain the approval of Cultural Center Fund and Longde Wenchuang. Subject to the performance by AirMedia Shengshi, Herman Man Guo and Xu Qing of their obligations hereunder, Cultural Center Fund and Longde Wenchuang may not prevent unreasonably such transferee(s) as approved by them from, and shall assist such transferee(s) in handling the transfer formalities in a timely manner.

The Parties acknowledge and agree, upon the completion of the transfer of all of their shares in AirMedia, AirMedia Shengshi, Herman Man Guo and Xu Qing cease to be shareholders and are unable to fulfill de facto their liability of performance undertaking and compensation for the period from 2016 to 2018 as agreed in Original Equity Transfer Agreement.

Article 7 Existing Litigation, Arbitration and Dispute

Upon the execution of this Memorandum, the Parties shall immediately withdraw any and all claims that may have been brought against each other, including but not limited to arbitration, litigation, reporting, etc. (see Annex 3).

(No text below and signatures follow)

AirMedia Group Inc.

[Company seal is affixed]

AirMedia Joint Media Technology (Beijing) Co., Ltd.

[Company seal is affixed]

Beijing AirMedia Shengshi Advertising Co., Ltd. (Seal)

[Company seal is affixed]

/s/ Herman Man Guo:

/s/ Xu Qing

(No text below and signatures follow)

Beijing Longde Wenchuang Investment Fund Management Co., Ltd.

[Company seal is affixed]

Beijing Cultural Center Construction and Development Fund (Limited Partnership) (Seal)

[Company seal is affixed]

AirMedia Group Co., Ltd. (Seal)

[Company seal is affixed]

Date: March 28, 2018

Annex 1:

List of trademarks and copyrights transferred free of charge or granted to be used exclusively for long term

[Table omitted]

Annex 2:

List of companies withdrawing from the airport business and pending deregistration and change of name

[Table omitted]

Annex 3: List of Litigations and Arbitrations

[Table omitted]